SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Dated 19 October 2010

Commission file number: 001-10533	Commission file number: 000-20122

Rio Tinto plc	Rio Tinto Limited
ABN 96 004 458 404
(Translation of registrant’s name into English)	(Translation of registrant’s name into English)

2 Eastbourne Terrace London, W2 6LG, United Kingdom (Address of principal executive offices)	Level 33, 120 Collins Street Melbourne, Victoria 3000, Australia (Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F:
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ☐
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION
STATEMENT ON FORM F-3 (NO. 333-151839) OF RIO TINTO FINANCE (USA) LIMITED, RIO TINTO PLC AND RIO
TINTO LIMITED AND THE REGISTRATION STATEMENTS ON FORM S-8 (NOS. 33-46865, 33-64380, 333-7328,
333-8270, 333-10156, 333-13988, 333-147914 AND 333-156093) OF RIO TINTO PLC AND RIO TINTO LIMITED,
AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT HAS BEEN DEEMED FILED, TO THE EXTENT NOT
SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

THIRD QUARTER 2010 OPERATIONS REVIEW
14 October 2010
Chief executive Tom Albanese said: “We have delivered consistently strong operating performance in 2010 and the third quarter was no exception. We continue to run our operations at close to or above capacity rates, taking advantage of strong prices for our products. This quarter we achieved record production in iron ore, alumina and coking coal. Our investment in organic growth is gathering momentum. We approved more than $4 billion of capital projects during the third quarter, including investment towards the expansion of our Pilbara iron ore operations to 330 million tonnes per annum. This takes our total approvals this year to $5.5 billion and is consistent with our capex guidance of $13 billion over the 18 months to December 2011.”
•	Rio Tinto’s attributable iron ore production set a new quarterly record across its global operations, with Hamersley benefiting from the ramp up of new replacement tonnes at Brockman 4 and Western Turner Syncline. Attributable production during the first nine months was 10 per cent higher than the same period of 2009.

•	The Pilbara system operated in excess of its nameplate capacity during the quarter and matched the record third quarter 2009 production of 56.8 million tonnes (100 per cent basis).

•	Mined copper and gold were down 19 per cent and 33 per cent on the third quarter of 2009 primarily due to lower grades at Grasberg. Refined copper and gold were up six per cent and 46 per cent on the third quarter of 2009 reflecting greater efficiencies at the Kennecott Utah Copper smelter.

•	Bauxite production increased 17 per cent on the third quarter of 2009 in line with higher demand. Alumina production was a quarterly record, up six per cent on the third quarter of 2009. Aluminium production was down two per cent.

•	Australian hard coking coal production was a record 2.4 million tonnes, up 17 per cent on the third quarter of 2009 reflecting increased investment at the Queensland operations. Australian thermal coal production was down 14 per cent on the same period, mainly due to wet weather in the Hunter Valley.

•	The continued recovery in diamonds and minerals production reflected improving market fundamentals compared with the difficult conditions of 2009.

•	Rio Tinto approved capital projects totalling $4.2 billion during the third quarter, including $1.3 billion for the Pilbara iron ore expansions, $0.8 billion for the completion of the Argyle Diamonds underground mine and $1.6 billion for the development of the Hope Downs 4 iron ore mine in the Pilbara.
All currency figures in this report are US dollars, and comments refer to Rio Tinto’s share of production, unless otherwise stated

CORPORATE ACTIVITY
On 5 August 2010, Rio Tinto has received a binding offer from funds affiliated with Apollo Global Management, L.P. and the Fonds Stratégique d’Investissement to buy a 61 per cent stake in Alcan Engineered Products excluding the Cable Division. The transaction follows the successful divestment last year of the Composites division of the Engineered Products business. The terms of the transaction are confidential.
On 13 September, Rio Tinto increased its ownership in Ivanhoe Mines Ltd. to 34.9 per cent, following the automatic conversion of the US$350 million convertible credit facility Rio Tinto made available to Ivanhoe Mines Ltd. in 2007 which was fully drawn down by mid-2008.
IRON ORE
Rio Tinto share of production (000 tonnes)

	Q3 10	vs Q3 09	vs Q2 10	9 mths 10	vs 9 mths 09
Hamersley	33,827	-3%	+14%	93,416	+5%
Hope Downs	3,554	+18%	-12%	11,659	+56%
Robe River	7,947	+2%	+4%	23,071	+11%
IOC (pellets and concentrate)	2,280	+72%	-0%	6,433	+13%
Markets
Third quarter sales volumes from the Pilbara region of Western Australia of 56 million tonnes (100 per cent basis) were consistent with the same quarter of 2009.
Pilbara expansion
During the third quarter, Rio Tinto announced investments totalling US$1.3 billion for the expansion to 230 million tonnes per annum and for early lead items in its drive to expand the Pilbara by an additional one hundred million tonnes per annum.
The Pilbara 330 expansion centres on increasing Rio Tinto’s port at Cape Lambert from its current annual capacity of 80 million tonnes to 180 million tonnes by 2015. This will be achieved through construction of a new 1.8 kilometre jetty and four-berth wharf to run parallel to the existing jetty and four-berth wharf.
Rio Tinto’s planned growth of its Pilbara iron ore operations to 330 Mt/a capacity consists of the following steps:
•	225 Mt/a by end of Q1 2011 — Dampier port systems efficiencies (in implementation)

•	230 Mt/a by end of Q1 2012 — Dampier port incremental gains (in implementation)

•	280 Mt/a by end of H2 2013 — Cape Lambert port 1st 50 Mt/a increment (in feasibility study)

•	330 Mt/a by end of H2 2015 — Cape Lambert port 2nd 50 Mt/a increment (pre-feasibility completed)
Pilbara operations
Pilbara production matched the record third quarter of 2009 as the mines continued to operate at above nameplate capacity. Hamersley production rebounded from the second quarter as the new Brockman 4 and Western Turner Syncline mines ramped up. Production from Robe River similarly benefited from rising production from Mesa A.
On 13 August, Rio Tinto announced that it would resist the application by Fortescue Metals to appeal the third party rail access decision by the Federal Court of Australia. Rio Tinto has also applied to the Federal Court to overturn the determination to declare access to the Robe line until 2018.
On 30 August Rio Tinto announced an investment of US$1.6 billion (Rio Tinto share $1.0 billion) to develop the Hope Downs 4 iron ore project in Western Australia and link with Rio Tinto’s existing rail, power and port infrastructure in the Pilbara.
Iron Ore Company of Canada (IOC)
Strong third quarter production of pellets and concentrate at IOC reflected a recovery in demand, as well as a return to the normal proportions of concentrate and pellet sales in the overall sales mix. Third quarter production was 72 per cent higher than the same period of 2009 when a five week shutdown took place in response to weak market conditions.
HIsmelt
The HIsmelt pig iron plant in Western Australia remains on a care and maintenance programme due to depressed global pig iron prices.

2010 production guidance
Rio Tinto’s global iron ore operations are expected to remain producing at close to nameplate capacity for the remainder of the year. 2010 production is expected to be approximately 179 million tonnes (attributable) and 234 million tonnes on a 100 per cent basis.
COPPER
Rio Tinto share of production

	Q3 10	vs Q3 09	vs Q2 10	9 mths 10	vs 9 mths 09
Kennecott Utah Copper
Mined copper (000 tonnes)	65.2	-14%	+19%	181.3	-23%
Refined copper (000 tonnes)	74.8	+11%	+25%	204.5	+2%
Molybdenum (000 tonnes)	2.7	-21%	-4%	8.7	+11%
Mined gold (000 ozs)	105	-24%	-5%	372	-13%
Refined gold (000 ozs)	164	+46%	+13%	484	+46%
Escondida
Mined copper (000 tonnes)	73.3	-6%	-10%	227.1	-2%
Refined copper (000 tonnes)	23.5	-6%	+2%	65.4	-12%
Grasberg JV
Mined copper (000 tonnes)	2.2	-91%	-84%	29.4	-61%
Mined gold (000 ozs)	53	-55%	+103%	117	-52%
Northparkes
Mined copper (000 tonnes)	8.1	+18%	+4%	23.2	+11%
Palabora
Mined copper (000 tonnes)	10.9	-2%	+5%	31.9	-11%
Kennecott Utah Copper
Production of copper, gold and silver in concentrates were lower than the third quarter of 2009 due to continued lower ore grades. To take advantage of higher copper prices during the third quarter, ore was mined with a bias towards copper, adversely affecting molybdenum production.
Refined copper and gold production increased 11 per cent and 46 per cent, respectively, compared with the third quarter of 2009, due to efficiencies achieved following the smelter shutdown. Refined metal production is expected to decline during the fourth quarter due to lower concentrate availability.
Escondida
Mined copper production was positively impacted by higher concentrate production due to completion of the SAG Mill repairs in the prior year. Overall, mined copper was six per cent lower than the third quarter of 2009 due primarily to a decrease in head grade.
Refined copper production declined by six per cent compared with the same quarter of 2009 primarily due to a decrease in head grade.
Grasberg
Freeport is due to release its 100 per cent operating data for the third quarter on 21 October 2010. Rio Tinto’s third quarter share of joint venture copper and gold was impacted by the anticipated lower ore grades and lower mill throughput; these factors reduced the Rio Tinto share of cumulative production under the metal strip agreement.
Northparkes
Mined copper production at Northparkes rose by 18 per cent compared with the same quarter of 2009 due to increased feed grade from the E48 block cave.
Palabora
Mined copper production at Palabora was consistent with previous quarters. At the end of the third quarter, a bridge on the rail line linking the mine and the ports of Richards Bay and Maputo was destroyed by a freight train. Early indications are that the bridge is likely to be out of service for six to eight weeks. Magnetite volumes are being trucked out of Palabora whilst copper volumes are not currently affected.

2010 production guidance
In 2010, Rio Tinto’s share of mined and refined copper production is expected to be 660,000 tonnes and 380,000 tonnes, respectively.
ALUMINIUM
Rio Tinto share of production (000 tonnes)

	Q3 10	vs Q3 09	vs Q2 10	9 mths 10	vs 9 mths 09
Bauxite	8,696	+17%	+9%	24,887	+15%
Alumina	2,347	+6%	+5%	6,797	+4%
Aluminium	939	-2%	-1%	2,828	-1%
Bauxite
Third quarter bauxite production was 17 per cent higher than the same quarter of 2009 with increased production at Weipa and Sangaredi in line with rising third party demand.
Alumina
Third quarter alumina production set a new quarterly record at 2.3 million tonnes and included record production at Yarwun following efficiencies in work management and process improvements. Production was six per cent higher than the third quarter of 2009 when production cutbacks were made, primarily at the Vaudreuil refinery. Idled capacity at this plant was restarted in the fourth quarter of 2009.
Aluminium
Third quarter aluminium production was two per cent lower than the same quarter of 2009, driven by lower production at Laterrière following a power outage in July which forced the temporary closure of one of the plant’s two potlines. The process of gradually restarting the 216 pots on the suspended production line began in early August 2010 and the smelter returned to full production at the end of September. The loss of metal production during the partial shutdown is estimated to be around 25,000 tonnes.
Other movements included higher production at NZAS following a transformer failure in 2008 which impacted 2009 and a gradual return to full capacity at the operating UK smelters, partly offset by the cessation of smelting activities at Anglesey, all reflecting continued market discipline.
Low snow and rain levels in the Saguenay region of Quebec during the first half of 2010 has led to reduced power generation. This resulted in the need to purchase additional power under a specially negotiated power block from the state utility over the course of the next 12 months. As previously guided, the impact on EBITDA in the second half of 2010 is expected to be approximately $100 million.
2010 production guidance
In 2010, Rio Tinto’s share of alumina and aluminium production is expected to be 9.4 million tonnes and 3.8 million tonnes, respectively.
ENERGY
Australian coal
Rio Tinto share of production (000 tonnes)

	Q3 10	vs Q3 09	vs Q2 10	9 mths 10	vs 9 mths 09
Rio Tinto Coal Australia
Hard coking coal	2,434	+17%	+2%	6,688	+25%
Other coal	5,161	-14%	-7%	15,554	-9%
Hard coking coal production from the Queensland coal operations set a new quarterly record increasing by 17 per cent compared with the same quarter of 2009. Hail Creek production benefited from the recent investment in two additional shovels and two new truck fleets.
Thermal and semi-soft coal production was 14 per cent lower than the corresponding quarter of 2009, attributable to wet weather in New South Wales reducing the time available for waste removal. In addition, a planned 12 day maintenance shutdown of the Hunter Valley Operations wash plant took place. Blair Athol continued to wind down to 3 million tonnes per annum, partly offset by the ramp up of Clermont which produced 1.1 million tonnes in the quarter.

2010 production guidance
In 2010, Rio Tinto’s share of Australian hard coking, semi soft coking coal and thermal coal production is expected to be 9.5 million tonnes, 3.3 million tonnes and 19.1 million tonnes, respectively.
Uranium
Rio Tinto share of production (000 lbs)

	Q3 10	vs Q3 09	vs Q2 10	9 mths 10	vs 9 mths 09
Energy Resources of Australia	1,421	-34%	+19%	3,979	-36%
Rössing	1,354	-17%	-5%	4,122	-10%
Third quarter production at both ERA and Rössing continued to be impacted by lower average feed grade compared with the same quarter of 2009.
DIAMONDS & MINERALS
Rio Tinto share of production

	Q3 10	vs Q3 09	vs Q2 10	9 mths 10	vs 9 mths 09
Diamonds (000 carats)
Argyle	2,425	+7%	-7%	7,561	+7%
Diavik	1,070	+115%	+11%	2,974	+23%

Minerals (000 tonnes)
Borates	141	+13%	+3%	388	+23%
Titanium dioxide feedstock	335	+103%	-6%	1,019	+24%
Talc	259	+8%	-2%	763	+15%
Recovery from the production slowdown at Argyle in 2009 has been partially offset by processing of lower grade open pit ore in 2010.
Carat production at Diavik recovered from the third quarter of 2009 when a six week shutdown took place, partly offset by a higher proportion of ore sourced from the lower grade A418 pipe. Operations were scaled back in 2009 in response to the economic slowdown.
Minerals production continued to increase in line in response to the recovery of the global economy. Higher borates production reflected stronger demand from the Asia Pacific region.
Third quarter titanium dioxide feedstocks production also reflected improved market conditions and reflected an eight week summer shutdown at RTIT in 2009.

Capital and major evaluation projects
Capital expenditure for the second half of 2010 through to the end of 2011 is anticipated to be approximately $13 billion, subject to stable investment conditions.

Approved
capital cost
PROJECT	(100%)	STATUS/MILESTONES
Approved in first half of 2010

Molybdenum – investment in phases 1 and 2 of Moly autoclave project (MAP) to enable lower-grade concentrate to be processed more efficiently than conventional roasters and allow improved recoveries	$340m	First approved in June 2008, the project was put on hold. Approval was given in April 2010 to restart the project. First production from phase 1 is anticipated in the fourth quarter of 2012 and full capacity of 30mlbs is scheduled for fourth quarter 2013. The phase 2 expansion to 60mlbs per annum is anticipated to be completed in the first quarter of 2015.

Iron ore – expansion of Iron Ore Company of Canada’s concentrate capacity (Rio Tinto 58.7%)	$401m	Initially approved in March 2008, the project recommenced in May 2010 to expand concentrate capacity by 4mtpa to 22mtpa by 2012 with options to expand further to 26mtpa.

Nickel – construction of the Eagle nickel and copper mine in Michigan (USA).	$469m	Approved in June 2010, first production is expected in late 2013. The mine will produce an average of 17.3kt and 13.2kt per year of nickel and copper metal respectively over six years.

Approved / restarted in third quarter of 2010

Iron ore – preparation for the expansion of the Pilbara to 330Mtpa and beyond	$990m	Approved in July and August 2010, the funding will allow dredging contracts to be issued and long lead items to be ordered as part of early works on the expansion of the Cape Lambert port to 180mtpa capacity.

Iron ore – development of Hope Downs 4 mine in the Pilbara (RT 50%)	$1.6bn	Approved in August 2010, first production is expected in 2013. The new mine will have a capacity of 15mtpa and a capital cost of $1.2 billion (RT share $0.6bn). RT will fully fund the $425 million for the rail, rolling stock and power infrastructure.

Diamonds – Argyle Diamond mine underground project	$803m	Originally approved in 2005, project was slowed in 2009. The remaining $803 million to complete was approved in September 2010. The underground will be fully operational in 2013 with targeted production of 20 million carats a year. It will extend the mine life to at least 2019.

Iron ore – debottlenecking of Dampier port to expand the Pilbara capacity to 230 million tonnes per annum	$321m	Approved in September 2010, the project will add 10 million tonnes of annual capacity at the Dampier port by Q1 2012. No additional capex is required at the mines.

Aluminium – ISAL modernisation	$487m	Approved in September 2010, the project will increase production from 190kt to 230kt between April 2012 and July 2014. The total includes $140m in a leading-edge casting facility to produced value-added billet.
Sustaining capital expenditure for 2010, excluding equity accounted units, is estimated to be $2.5 billion (Rio Tinto funded).

EXPLORATION AND EVALUATION
Pre-tax and pre-divestment expenditure on exploration and evaluation charged to the profit and loss account in the first nine months of 2010 was $371 million compared with $356 million in same period of 2009. During the first nine months of 2010 the Group realised $71 million (pre-tax) from the divestment of central exploration properties, compared with $68 million in the same period of 2009.
Exploration highlights
Order of Magnitude work continued at the Amargosa bauxite project in Brazil. The project is on track to be handed over to Rio Tinto Alcan by the end of 2011.
Initial test flights of the VK1 airborne gravity gradiometer were successfully completed in Western Australia. Optimisation of the instrument is now underway in preparation for production flying. This is a step-change technology with exploration applications in a number of different commodities.
A summary of activity for the period is as follows:

Product Group	Advanced projects	Greenfield programmes
Aluminium	Amargosa, Brazil	Australia, Brazil, Guyana, Laos

Copper	Copper: Bingham Orbit, US. Nickel: Tamarack, US	Copper: Chile, Kazakhstan, Mongolia, Peru, Russia, US Nickel: Canada, South Africa, US

Diamonds & Minerals		Diamonds: Canada, Democratic Republic of Congo, India, US

Energy	Coal: Bowen Basin, Australia ; Altai Nuurs, Mongolia Uranium: Rössing, Namibia	Uranium: Australia, Jordan

Iron Ore	Pilbara, Australia	Brazil, Canada, Democratic Republic of Congo
Mine-lease exploration continued at a number of Rio Tinto businesses including Kennecott Utah Copper, Eagle, Northparkes, Energy Resources of Australia, Rössing, Diavik and Pilbara Iron.
Pre-feasibility or feasibility work progressed on a number of projects including Resolution (copper/molybdenum, US), La Granja (copper, Peru), Bunder (diamonds, India), Simandou (iron ore, Guinea) and several Pilbara iron ore deposits.

Rio Tinto production summary
RIO TINTO SHARE OF PRODUCTION

			Quarter			9 Months		% Change
			2009	2010	2010	2009	2010	Q3 10	Q3 10	9 MTHS 10
			Q3	Q2	Q3	9 MTHS	9 MTHS	vs	vs	vs
								Q3 09	Q2 10	9 MTHS 09
Principal Commodities

Alumina	('000 t	)	2.208	2,240	2,347	6,533	6,797	6%	5%	4%
Aluminium	('000 t	)	956	952	939	2,846	2,828	-2%	-1%	-1%
Bauxite	('000 t	)	7,443	7,945	8,696	21,625	24,887	17%	9%	15%
Borates	('000 t	)	124	136	141	315	388	13%	3%	23%
Coal — hard coking coal	('000 t	)	2,077	2,395	2,434	5,348	6,688	17%	2%	25%
Coal — other Australian	('000 t	)	6,031	5,530	5,161	17,081	15,554	-14%	-7%	-9%
Coal — US	('000 t	)	23,327	11,143	11,848	65,888	33,057	-49%	6%	-50%
Copper — mined	('000 t	)	197.2	167.9	159.7	601.4	492.9	-19%	-5%	-18%
Copper — refined	('000 t	)	100.6	90.6	106.7	306.9	293.3	6%	18%	-4%
Diamonds	('000 cts	)	2,787	3,610	3,536	9,575	10,643	27%	-2%	11%
Iron ore	('000 t	)	46,977	43,610	47,608	122,810	134,579	1%	9%	10%
Titanium dioxide feedstock	('000 t	)	165	355	335	822	1,019	103%	-6%	24%
Uranium	('000 lbs	)	3,778	2,628	2,776	10,780	8,101	-27%	6%	-25%

Other Metals & Minerals
Gold — mined	('000 ozs	)	278	169	187	737	581	-33%	11%	-21%
Gold — refined	('000 ozs	)	112	146	164	332	484	46%	13%	46%
Molybdenum	('000 t	)	3.4	2.8	2.7	7.9	8.7	-21%	-4%	11%
Salt	('000 t	)	1,731	1,459	1,115	4,657	3,761	-36%	-24%	-19%
Silver — mined	('000 ozs	)	2,122	1,634	1,595	6,193	5,013	-25%	-2%	-19%
Silver — refined	('000 ozs	)	886	1,112	1,207	2,902	3,638	36%	9%	25%
Talc	('000 t	)	240	264	259	666	763	8%	-2%	15%
Throughout this report, figures in italics indicate adjustments made since the figure was previously quoted on the equivalent page. Production figures are sometimes more precise than the rounded numbers shown, hence small differences may result between the total of the quarter figures and the nine month figures.

Rio Tinto share of production

	Rio Tinto	3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	interest	2009	2009	2010	2010	2010	2009	2010
ALUMINA
Production (‘000 tonnes)
Gardanne (a)	100%	—	—	—	—	—	—	—
Gove	100%	641	656	595	615	642	1,863	1,852
Jonquière (Vaudreuil)	100%	261	288	316	309	340	836	966
Queensland Alumina	80%	803	813	762	790	765	2,354	2,317
São Luis (Alumar)	10%	37	53	59	51	68	112	177
Yarwun	100%	345	341	336	318	364	1,005	1,018
Specialty alumina plants	100%	121	129	143	157	168	363	468

Rio Tinto total alumina production		2,208	2,282	2,211	2,240	2,347	6,533	6,797

ALUMINIUM
Production (‘000 tonnes)
Australia — Bell Bay	100%	44	44	43	44	45	133	132
Australia — Boyne Island	59%	84	84	82	83	84	247	248
Australia — Tomago	52%	69	68	67	68	69	204	203
Cameroon — Alucam (Edéa)	47%	9	10	8	6	10	24	24
Canada — six wholly owned (b)	100%	343	345	337	339	315	1,045	991
Canada — Alouette (Sept-Îles)	40%	58	58	57	57	56	172	170
Canada — Bécancour	25%	26	27	26	27	26	78	78
France — two wholly owned	100%	89	90	88	89	89	255	267
Iceland — ISAL (Reykjavik)	100%	48	48	47	47	48	141	142
New Zealand — Tiwai Point	79%	57	64	65	68	70	151	203
Norway — SORAL (Husnes)	50%	11	11	11	11	11	38	33
Oman — Sohar	20%	18	19	18	18	19	52	55
UK — two wholly owned	100%	36	40	41	47	49	107	137
UK — Anglesey (c)	51%	18	—	—	—	—	54	—
USA — Sebree	100%	48	49	48	49	48	144	146

Rio Tinto total aluminium production		956	957	937	952	939	2,846	2,828

BAUXITE
Production (‘000 tonnes) (d)
Awaso (e)	0%	22	47	34	—	—	305	34
Gove	100%	1,822	1,996	1,849	1,799	1,771	5,188	5,419
Porto Trombetas	12%	480	521	457	487	548	1,356	1,492
Sangaredi	(f )	1,171	1,565	1,356	1,392	1,415	3,482	4,163
Weipa	100%	3,949	4,942	4,550	4,266	4,962	11,293	13,778

Rio Tinto total bauxite production		7,443	9,072	8,246	7,945	8,696	21,625	24,887

	Rio Tinto	3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	interest	2009	2009	2010	2010	2010	2009	2010
BORATES
Production (‘000 tonnes B2O3 content)
Rio Tinto Minerals — borates	100%	124	109	111	136	141	315	388

COAL — HARD COKING
Rio Tinto Coal Australia (‘000 tonnes)
Hail Creek Coal	82%	1,496	1,513	1,006	1,468	1,709	3,660	4,182
Kestrel Coal	80%	581	607	852	927	726	1,688	2,505

Rio Tinto total hard coking coal production		2,077	2,119	1,858	2,395	2,434	5,348	6,688

COAL — OTHER (g)
Rio Tinto Coal Australia (‘000 tonnes)
Bengalla	30%	445	434	372	447	337	1,221	1,156
Blair Athol Coal	71%	2,142	1,858	1,525	1,569	1,260	6,210	4,354
Clermont (h)	50%	—	—	—	265	560	—	825
Hunter Valley Operations	76%	2,085	2,305	1,955	1,961	1,932	6,199	5,848
Kestrel Coal	80%	111	163	143	182	141	516	466
Mount Thorley Operations	61%	583	711	299	499	374	1,313	1,172
Warkworth	42%	665	549	569	607	557	1,622	1,733

Total Australian other coal		6,031	6,022	4,863	5,530	5,161	17,081	15,554

US Coal (‘000 tonnes)
Antelope (i)	48%	8,057	5,898	3,708	3,907	4,155	23,133	11,767
Colowyo	100%	845	717	582	506	684	2,497	1,772
Cordero Rojo (i)	48%	9,586	7,289	3,906	4,389	4,535	26,071	12,827
Decker (i)	24%	588	387	103	180	171	1,630	454
Spring Creek (i)	48%	4,251	2,803	1,774	2,161	2,303	12,557	6,236

Total US coal		23,327	17,095	10,073	11,143	11,848	65,888	33,057

Rio Tinto total other coal production		29,358	23,117	14,936	16,673	17,009	82,969	48,611

	Rio Tinto	3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	interest	2009	2009	2010	2010	2010	2009	2010
COPPER
Mine production (‘000 tonnes) (d)
Bingham Canyon	100%	75.8	66.8	61.3	54.8	65.2	236.7	181.3
Escondida	30%	78.2	85.9	72.7	81.0	73.3	232.5	227.1
Grasberg — Joint Venture (j)	40%	25.2	32.5	13.4	13.8	2.2	75.2	29.4
Northparkes	80%	6.9	6.5	7.3	7.8	8.1	20.9	23.2
Palabora	58%	11.1	11.6	10.6	10.4	10.9	36.0	31.9

Rio Tinto total mine production		197.2	203.3	165.3	167.9	159.7	601.4	492.9

Refined production (‘000 tonnes)
Escondida	30%	25.0	24.0	18.9	23.1	23.5	74.2	65.4
Kennecott Utah Copper	100%	67.6	72.9	70.1	59.6	74.8	201.3	204.5
Palabora	58%	8.0	8.7	6.9	7.9	8.5	31.3	23.3

Rio Tinto total refined production		100.6	105.5	95.9	90.6	106.7	306.9	293.3

DIAMONDS
Production (‘000 carats)
Argyle	100%	2,274	3,504	2,531	2,605	2,425	7,086	7,561
Diavik	60%	497	918	938	967	1,070	2,421	2,974
Murowa	78%	17	29	29	38	42	68	108

Rio Tinto total diamond production		2,787	4,451	3,497	3,610	3,536	9,575	10,643

GOLD
Mine production (‘000 ounces) (d)
Barneys Canyon	100%	0	0	1	0	0	2	2
Bingham Canyon	100%	138	158	157	109	104	424	370
Escondida	30%	9	13	12	13	14	30	39
Grasberg — Joint Venture (j)	40%	118	187	38	26	53	242	117
Northparkes	80%	7	9	11	14	14	19	39
Rawhide (k)	0%	5	5	4	5	—	14	9
Others	—	2	1	2	2	2	6	5

Rio Tinto total mine production		278	374	225	169	187	737	581

Refined production (‘000 ounces)
Kennecott Utah Copper	100%	112	147	174	146	164	332	484

	Rio Tinto	3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	interest	2009	2009	2010	2010	2010	2009	2010
IRON ORE & IRON
Production (‘000 tonnes) (d)
Hamersley — six wholly owned mines	100%	30,353	30,050	25,510	25,712	30,334	76,758	81,555
Hamersley — Channar	60%	1,851	1,517	2,006	1,534	1,312	5,108	4,852
Hamersley — Eastern Range	(m )	2,636	2,349	2,473	2,354	2,182	6,969	7,008
Hope Downs	50%	3,019	2,843	4,054	4,052	3,554	7,474	11,659
Iron Ore Company of Canada	59%	1,329	2,432	1,870	2,284	2,280	5,698	6,433
Robe River	53%	7,789	8,037	7,448	7,675	7,947	20,804	23,071

Rio Tinto total mine production		46,977	47,228	43,361	43,610	47,608	122,810	134,579

Pig iron production (‘000 tonnes)
HIsmelt® (l)	60%	—	—	—	—	—	—	—

MOLYBDENUM
Mine production (‘000 tonnes) (d)
Bingham Canyon	100%	3.4	3.4	3.2	2.8	2.7	7.9	8.7

SALT
Production (‘000 tonnes)
Dampier Salt	68%	1,731	1,192	1,187	1,459	1,115	4,657	3,761

SILVER
Mine production (‘000 ounces) (d)
Bingham Canyon	100%	1,189	1,187	1,146	870	845	3,684	2,861
Escondida	30%	316	492	471	436	469	1,135	1,377
Grasberg — Joint Venture (j)	40%	460	557	16	147	159	917	322
Others	—	158	138	151	181	121	458	454

Rio Tinto total mine production		2,122	2,375	1,784	1,634	1,595	6,193	5,013

Refined production (‘000 ounces)
Kennecott Utah Copper	100%	886	1,148	1,320	1,112	1,207	2,902	3,638

TALC
Production (‘000 tonnes)
Rio Tinto Minerals – talc	100%	240	222	240	264	259	666	763

TITANIUM DIOXIDE FEEDSTOCK
Production (‘000 tonnes)
Rio Tinto Iron & Titanium	100%	165	325	329	355	335	822	1,019

	Rio Tinto	3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	interest	2009	2009	2010	2010	2010	2009	2010
URANIUM
Production (‘000 lbs U3O8)
Energy Resources of Australia	68%	2,138	1,663	1,361	1,196	1,421	6,202	3,979
Rössing	69%	1,640	1,697	1,336	1,432	1,354	4,578	4,122

Rio Tinto total uranium production		3,778	3,360	2,697	2,628	2,776	10,780	8,101

PRODUCTION DATA NOTES

(a)	Production of smelter grade alumina at Gardanne ceased at the end of 2008. Production continues from the Gardanne specialty alumina plant.

(b)	Includes data for the Beauharnois smelter which ceased smelting operations in the second quarter of 2009.

(c)	The Anglesey smelter ceased smelting operations at the end of the third quarter of 2009.

(d)	Mine production figures for metals refer to the total quantity of metal produced in concentrates, leach liquor or doré bullion irrespective of whether these products are then refined onsite, except for the data for bauxite and iron ore which represent production of marketable quantities of ore plus pellets.

(e)	Rio Tinto Alcan had an 80% interest in the Awaso mine but purchased the additional 20% of production. Rio Tinto Alcan sold its interest in Ghana Bauxite Company, owner of the Awaso mine, with an effective date of 1 February 2010. Production data are shown up to that date.

(f)	Rio Tinto has a 22.95% shareholding in the Sangaredi mine but receives 45.0% of production under the partnership agreement.

(g)	Coal — other includes thermal coal and semi-soft coking coal.

(h)	Production commenced at Clermont in the second quarter of 2010.

(i)	As a result of the initial public offering of Cloud Peak Energy Inc. on 20 November 2009, Rio Tinto now holds a 48.3% interest in the Antelope, Cordero Rojo and Spring Creek mines and a 24.1% interest in the Decker mine. These interests were formerly reported under Rio Tinto Energy America but are now managed by Cloud Peak Energy.

(j)	Through a joint venture agreement with Freeport-McMoRan Copper & Gold (FCX), Rio Tinto is entitled to 40% of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998. Rio Tinto’s share of production reflects actual production for the periods shown.

(k)	Rio Tinto sold its 100% interest in the Rawhide mine with an effective date of 25 June 2010. Production data are shown up to that date.

(l)	In March 2009, Rio Tinto announced that HIsmelt would be placed on an extended care and maintenance programme.

(m)	Rio Tinto’s share of production includes 100% of the production from the Eastern Range mine. Under the terms of the joint venture agreement, Hamersley Iron manages the operation and is obliged to purchase all mine production from the joint venture.
The Rio Tinto percentage interest shown above is at 30 September 2010.
Where Rio Tinto’s beneficial interest in an operation has changed, as footnoted above, the share of production has been calculated using the weighted average interest over the relevant periods. Rio Tinto’s interests in the Ningxia aluminium smelter, Corumbá and Jacobs Ranch mines were sold in 2009. No data for these operations are included in the Share of Production table.

Rio Tinto operational data

	Rio Tinto	3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	interest	2009	2009	2010	2010	2010	2009	2010

ALUMINIUM

Rio Tinto Alcan

Bauxite Mines

Bauxite production (‘000 tonnes)

Australia

Gove mine — Northern Territory	100.0%	1,822	1,996	1,849	1,799	1,771	5,188	5,419

Weipa mine — Queensland	100.0%	3,949	4,942	4,550	4,266	4,962	11,293	13,778

Brazil

Porto Trombetas (MRN) mine	12.0%	4,000	4,345	3,809	4,058	4,569	11,300	12,437

Ghana

Awaso mine (a)	80.0%	28	59	42	—	—	381	42

Guinea

Sangaredi mine (b)	23.0%	2,602	3,478	3,013	3,094	3,145	7,737	9,252

Rio Tinto Alcan share of bauxite shipments

Share of bauxite shipments (‘000 tonnes)		7,803	9,140	7,671	8,458	8,513	22,431	24,642

(a)	Rio Tinto Alcan had an 80% interest in the Awaso mine but purchased the additional 20% of production. Rio Tinto Alcan sold its interest in Ghana Bauxite Company, owner of the Awaso mine, with an effective date of 1 February 2010. Production data are shown up to that date.

(b)	Rio Tinto has a 22.95% shareholding in the Sangaredi mine but receives 45.0% of production under the partnership agreement.

Smelter-Grade Alumina Refineries
Alumina production (‘000 tonnes)

Australia

Gove refinery — Northern Territory	100%	641	656	595	615	642	1,863	1,852

Queensland Alumina Refinery — Queensland	80%	1,003	1,017	953	987	956	2,942	2,896

Yarwun refinery — Queensland	100%	345	341	336	318	364	1,005	1,018

Brazil

São Luis (Alumar) refinery	10%	373	532	588	507	676	1,125	1,770

Canada

Jonquière (Vaudreuil) refinery — Quebec (a)	100%	261	288	316	309	340	836	966

France

Gardanne refinery (b)	100%	—	—	—	—	—	—	—

(a)	Jonquière’s production shows smelter grade alumina only and excludes hydrate produced and used by Specialty Alumina.

(b)	Production of smelter grade alumina at Gardanne ceased at the end of 2008. Production continues from the Gardanne specialty alumina plant.

Rio Tinto percentage interest shown above is at 30 September 2010. The data represent full production and sales on a 100% basis unless otherwise stated.

	Rio Tinto	3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	interest	2009	2009	2010	2010	2010	2009	2010

ALUMINIUM (continued)

Specialty Alumina Plants

Specialty alumina production (‘000 tonnes)

Canada

Brockville plant — Ontario	100.0%	3	4	4	5	4	12	13

Jonquière (Vaudreuil) plant — Quebec	100.0%	27	26	24	29	31	82	84

France

Beyrède	100.0%	4	6	4	5	4	10	14

Gardanne plant	100.0%	76	83	99	105	114	234	318

La Bâthie plant	100.0%	4	5	7	6	7	11	19

Germany

Teutschenthal plant	100.0%	6	5	5	7	7	14	19

Aluminium Smelters

Primary aluminium production (‘000 tonnes)

Australia

Bell Bay smelter — Tasmania	100.0%	44	44	43	44	45	133	132

Boyne Island smelter — Queensland	59.4%	141	141	137	140	141	416	418

Tomago smelter — New South Wales	51.6%	133	133	129	131	134	395	394

Cameroon

Alucam (Edéa) smelter	46.7%	18	22	17	14	21	51	52

Canada

Alma smelter — Quebec	100.0%	109	110	107	107	109	324	324

Alouette (Sept-Îles) smelter — Quebec	40.0%	145	145	141	142	141	429	424

Arvida smelter — Quebec	100.0%	43	44	43	43	44	127	130

Beauharnois smelter — Quebec (a)	100.0%	—	—	—	—	—	11	—

Bécancour smelter — Quebec	25.1%	103	109	103	106	104	312	313

Grande-Baie smelter — Quebec	100.0%	54	54	54	54	55	161	163

Kitimat smelter — British Columbia	100.0%	53	52	50	50	44	172	145

Laterrière smelter — Quebec	100.0%	59	59	58	59	38	176	154

Shawinigan smelter — Quebec	100.0%	25	25	25	26	25	75	75

China

Ningxia (Qingtongxia) smelter (b)	0.0%	—	—	—	—	—	10	—

France

Dunkerque smelter	100.0%	64	66	64	64	65	178	194

Saint-Jean-de-Maurienne smelter	100.0%	25	24	24	24	24	77	73

Rio Tinto percentage interest shown above is at 30 September 2010. The data represent full production and sales on a 100% basis unless otherwise stated.

	Rio Tinto	3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	interest	2009	2009	2010	2010	2010	2009	2010

ALUMINIUM (continued)
Iceland
ISAL (Reykjavik) smelter	100.0%	48	48	47	47	48	141	142
New Zealand
Tiwai Point smelter	79.4%	71	81	82	85	88	190	256
Norway
SORAL (Husnes) smelter	50.0%	22	22	22	22	22	76	66
Oman
Sohar smelter	20.0%	89	93	89	91	93	258	274
United Kingdom
Anglesey Aluminium smelter (c)	51.0%	36	—	—	—	—	106	—
Lochaber smelter	100.0%	9	10	10	10	11	28	31
Lynemouth smelter	100.0%	27	30	31	36	38	79	106
United States
Sebree smelter — Kentucky	100.0%	48	49	48	49	48	144	146
Rio Tinto Alcan share of metal sales
Share of primary aluminium sales (‘000 tonnes) (d)		1,244	1,254	1,232	1,271	1,182	3,654	3,685

(a)	The Beauharnois smelter ceased smelting operations in the second quarter of 2009.

(b)	Rio Tinto sold its 50% interest in the Ningxia aluminium smelter with an effective date of 26 January 2009

(c)	The Anglesey smelter ceased smelting operations at the end of the third quarter of 2009.

(d)	Primary aluminium sales include sales made through Rio Tinto Alcan’s Engineered Products division.

BORATES
Rio Tinto Minerals — borates	100.0%
California, US and Argentina
Borates (‘000 tonnes) (a)		124	109	111	136	141	315	388

(a)	Production is expressed as B2O3 content.

Rio Tinto percentage interest shown above is at 30 September 2010. The data represent full production and sales on a 100% basis unless otherwise stated.

	Rio Tinto	3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	interest	2009	2009	2010	2010	2010	2009	2010

COAL
Rio Tinto Coal Australia
Bengalla mine	30.3%
New South Wales, Australia
Thermal coal production (‘000 tonnes)		1,468	1,434	1,228	1,478	1,112	4,032	3,818
Blair Athol Coal mine	71.2%
Queensland, Australia
Thermal coal production (‘000 tonnes)		3,007	2,609	2,141	2,202	1,769	8,717	6,112
Clermont Coal mine (a)	50.1%
Queensland, Australia
Thermal coal production (‘000 tonnes)		—	—	—	529	1,117	—	1,646
Hail Creek Coal mine	82.0%
Queensland, Australia
Hard coking coal production (‘000 tonnes)		1,824	1,845	1,227	1,790	2,084	4,463	5,101
Hunter Valley Operations	75.7%
New South Wales, Australia
Thermal coal production (‘000 tonnes)		1,610	2,400	1,892	1,736	2,213	6,205	5,841
Semi-soft coking coal production (‘000 tonnes)		1,144	644	690	854	340	1,982	1,883
Kestrel Coal mine (b)	80.0%
Queensland, Australia
Thermal coal production (‘000 tonnes)		138	204	179	228	176	645	583
Hard coking coal production (‘000 tonnes)		726	758	1,065	1,159	907	2,110	3,132
Mount Thorley Operations	60.6%
New South Wales, Australia
Thermal coal production (‘000 tonnes)		882	357	188	271	302	1,873	761
Semi-soft coking coal production (‘000 tonnes)		81	818	306	552	316	294	1,174

Rio Tinto percentage interest shown above is at 30 September 2010. The data represent full production and sales on a 100% basis unless otherwise stated.

	Rio Tinto	3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	interest	2009	2009	2010	2010	2010	2009	2010

COAL (continued)
Warkworth mine	42.1%
New South Wales, Australia
Thermal coal production (‘000 tonnes)		1,378	1,272	1,117	1,388	1,279	3,360	3,784
Semi-soft coking coal production (‘000 tonnes)		204	34	236	54	46	496	336

Total hard coking coal production (‘000 tonnes)		2,550	2,603	2,292	2,949	2,991	6,573	8,232

Total hard coking coal sales (‘000 tonnes) (b)		2,761	2,761	1,873	3,110	3,023	7,499	8,006

Total other coal production (‘000 tonnes) (c)		9,912	9,772	7,977	9,292	8,669	27,605	25,938

Total other coal sales (‘000 tonnes) (d) (e)		9,654	10,231	7,235	8,692	9,587	26,354	25,514

Total coal production (‘000 tonnes)		12,462	12,375	10,269	12,241	11,660	34,178	34,170

Total coal sales (‘000 tonnes)		12,415	12,992	9,108	11,801	12,611	33,852	33,520

Rio Tinto Coal Australia share
Share of hard coking coal sales (‘000 tonnes) (b)		2,246	2,246	1,519	2,526	2,459	6,091	6,504

Share of other coal sales (‘000 tonnes) (d) (e)		5,955	6,205	4,377	5,267	5,588	16,300	15,231

(a)	Production commenced at Clermont in the second quarter of 2010.

(b)	Kestrel produces hard-coking coal and thermal coal through its mining operations. These coals may be blended at ports; blended coal sales are included in hard-coking coal sales.

(c)	Other coal production includes thermal coal and semi-soft coking coal.

(d)	Other coal sales include thermal coal and semi-soft coking coal.

(e)	Sales relate only to coal mined by the operations and exclude traded coal.

Rio Tinto percentage interest shown above is at 30 September 2010. The data represent full production and sales on a 100% basis unless otherwise stated.

	Rio Tinto	3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	interest	2009	2009	2010	2010	2010	2009	2010

COAL (continued)
US Coal
Antelope mine (a)	48.3%
Wyoming, US
Thermal coal production (‘000 tonnes)		8,057	7,732	7,682	8,095	8,602	23,133	24,378
Colowyo mine	100.0%
Colorado, US
Thermal coal production (‘000 tonnes)		845	717	582	506	684	2,497	1,772
Cordero Rojo mine (a)	48.3%
Wyoming, US
Thermal coal production (‘000 tonnes)		9,586	9,616	8,091	9,094	9,389	26,071	26,573
Decker mine (a)	24.2%
Montana, US
Thermal coal production (‘000 tonnes)		1,177	901	429	745	709	3,260	1,882
Jacobs Ranch mine (b)	0.0%
Wyoming, US
Thermal coal production (‘000 tonnes)		9,126	—	—	—	—	26,537	—
Spring Creek mine (a)	48.3%
Montana, US
Thermal coal production (‘000 tonnes)		4,251	3,478	3,674	4,477	4,768	12,557	12,920

Total coal production (‘000 tonnes)		33,041	22,444	20,458	22,916	24,151	94,055	67,525

Total coal sales (‘000 tonnes)		32,918	22,467	22,417	23,042	24,043	94,481	69,502

(a)	As a result of the initial public offering of Cloud Peak Energy Inc. on 20 November 2009, Rio Tinto now holds a 48.3% interest in the Antelope, Cordero Rojo and Spring Creek mines and a 24.1% interest in the Decker mine. These interests were formerly reported under Rio Tinto Energy America but are now managed by Cloud Peak Energy.

(b)	Rio Tinto sold its 100% interest in the Jacobs Ranch mine with an effective date of 1 October 2009. Production data are shown up to that date.

Rio Tinto percentage interest shown above is at 30 September 2010. The data represent full production and sales on a 100% basis unless otherwise stated.

	Rio Tinto	3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	interest	2009	2009	2010	2010	2010	2009	2010
COPPER & GOLD
Escondida	30.0%
Chile
Sulphide ore to concentrator (‘000 tonnes)		16,224	20,246	17,697	17,711	19,697	57,503	55,105
Average copper grade (%)		1.40	1.38	1.29	1.40	1.24	1.16	1.31
Mill production (metals in concentrates):
Contained copper (‘000 tonnes)		188.4	233.0	189.2	205.3	197.7	544.4	592.2
Contained gold (‘000 ounces)		29	42	40	42	48	102	130
Contained silver (‘000 ounces)		1,052	1,641	1,571	1,454	1,565	3,783	4,589
Recoverable copper in ore stacked for leaching (‘000 tonnes) (a)		72	53	53	65	47	230	165
Refined production from leach plants:
Copper cathode production (‘000 tonnes)		83	80	63	77	78	247	218

(a)	With effect from the first quarter of 2010, the calculation of copper in material mined for leaching is based on ore stacked at the leach pad.
Freeport-McMoRan Copper & Gold

Grasberg mine (a)	0.0% (40% of the expansion)
Papua, Indonesia
Ore treated (‘000 tonnes)	22,191	21,786	21,057	20,330	20,328	65,188	61,715
Average mill head grades:
Copper (%)	0.90	0.82	0.78	0.81	0.82	1.04	0.80
Gold (g/t)	1.33	1.23	0.87	0.63	0.89	1.32	0.80
Silver (g/t)	3.49	3.03	2.96	2.53	3.02	3.64	2.84
Production of metals in concentrates:
Copper in concentrates (‘000 tonnes)	180.8	161.3	144.6	143.7	148.3	610.2	436.6
Gold in concentrates (‘000 ounces)	823	740	481	329	467	2,337	1,277
Silver in concentrates (‘000 ounces)	1,909	1,652	1,580	1,258	1,132	6,236	3,969
Sales of payable metals in concentrates: (b)
Copper in concentrates (‘000 tonnes)	174.3	152.4	148.4	130.2	144.1	585.3	422.7
Gold in concentrates (‘000 ounces)	796	707	499	300	445	2,247	1,245
Silver in concentrates (‘000 ounces)	1,459	1,248	1,288	910	882	4,760	3,081

(a)	Through a joint venture agreement with Freeport-McMoRan Copper & Gold (FCX), Rio Tinto is entitled to 40% of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998. The 3Q 2010 results show the forecast from FCX’s most recent five-year plan because FCX is not releasing its actual 100% operating data for 3Q 2010 until the release of its 2010 third-quarter and nine-month results on 21 October 2010.

(b)	Net of smelter deductions.
Rio Tinto percentage interest shown above is at 30 September 2010. The data represent full production and sales on a 100% basis unless otherwise stated.

	Rio Tinto	3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	interest	2009	2009	2010	2010	2010	2009	2010
COPPER & GOLD (continued)
Kennecott Minerals Company
Rawhide mine (a) (b)	0%
Nevada, US
Metals produced in doré:
Gold (‘000 ounces)		5	5	4	5	—	14	9
Silver (‘000 ounces)		63	58	52	62	—	152	114

(a)	Mining operations were completed in October 2002 and processing of stockpiled ores was completed in May 2003. Residual gold and silver production continues from the leach pads.

(b)	Rio Tinto sold its 100% interest in the Rawhide mine with an effective date of 25 June 2010. Production data are shown up to that date
Kennecott Utah Copper

Barneys Canyon mine (a)	100.0%
Utah, US
Gold produced (‘000 ounces)		0.4	0.4	0.8	0.4	0.4	2.0	1.6
Bingham Canyon mine	100.0%
Utah, US
Ore treated (‘000 tonnes)		13,880	12,946	13,303	13,269	13,396	39,910	39,969
Average ore grade:
Copper (%)		0.60	0.57	0.52	0.48	0.55	0.66	0.52
Gold (g/t)		0.43	0.53	0.51	0.36	0.35	0.47	0.41
Silver (g/t)		3.35	3.45	3.28	2.56	2.75	3.56	2.86
Molybdenum (%)		0.038	0.044	0.042	0.039	0.043	0.035	0.041
Copper concentrates produced (‘000 tonnes)		258	223	224	223	258	805	705
Average concentrate grade (% Cu)		29.3	29.9	27.2	24.6	25.1	29.3	25.6
Production of metals in copper concentrates:
Copper (‘000 tonnes) (b)		75.8	66.8	61.3	54.8	65.2	236.7	181.3
Gold (‘000 ounces)		138	158	157	109	104	424	370
Silver (‘000 ounces)		1,189	1,187	1,146	870	845	3,684	2,861
Molybdenum concentrates produced (‘000 tonnes):		6.5	6.5	6.2	5.4	5.2	15.0	16.8
Molybdenum in concentrates (‘000 tonnes)		3.4	3.4	3.2	2.8	2.7	7.9	8.7

(a)	Mining operations ceased in the first quarter of 2002. Gold continues to be recovered from leach pads.

(b)	Includes a small amount of copper in precipitates.

Rio Tinto percentage interest shown above is at 30 September 2010. The data represent full production and sales on a 100% basis unless otherwise stated.

(a)	New metal excluding recycled material

	Rio Tinto	3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	interest	2009	2009	2010	2010	2010	2009	2010
COPPER & GOLD (continued)
Kennecott smelter & refinery	100.0%
Copper concentrates smelted (‘000 tonnes)		294	288	232	212	288	887	732
Copper anodes produced (‘000 tonnes) (a)		67.0	79.7	72.3	53.5	81.0	207.4	206.9
Production of refined metal:
Copper (‘000 tonnes)		67.6	72.9	70.1	59.6	74.8	201.3	204.5
Gold (‘000 ounces) (b)		112	147	174	146	164	332	484
Silver (‘000 ounces) (b)		886	1,148	1,320	1,112	1,207	2,902	3,638

(b)	Includes gold and silver in intermediate products.

Northparkes Joint Venture	80.0%
New South Wales, Australia
Ore treated (‘000 tonnes)		1,421	1,344	1,364	1,304	1,282	4,210	3,950
Average ore grades:
Copper (%)		0.69	0.70	0.76	0.82	0.86	0.71	0.81
Gold (g/t)		0.26	0.33	0.44	0.57	0.55	0.24	0.52
Copper concentrates produced (‘000 tonnes)		24.3	23.7	25.9	29.7	30.2	74.8	85.9
Contained copper in concentrates:
Saleable production (‘000 tonnes)		8.6	8.1	9.1	9.8	10.1	26.2	29.0
Sales (‘000 tonnes) (a)		6.6	9.7	7.5	7.5	10.5	17.3	25.6
Contained gold in concentrates:
Saleable production (‘000 ounces)		8.4	11.0	14.0	17.9	17.3	23.3	49.2
Sales (‘000 ounces) (a)		6.1	9.8	11.8	15.1	19.4	14.4	46.3

(a)	Rio Tinto’s 80% share of material from the Joint Venture.

Rio Tinto percentage interest shown above is at 30 September 2010. The data represent full production and sales on a 100% basis unless otherwise stated.

	Rio Tinto	3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	interest	2009	2009	2010	2010	2010	2009	2010
COPPER & GOLD (continued)
Palabora	57.7%
Palabora mine
South Africa
Ore treated (‘000 tonnes)		2,792	2,809	2,783	2,861	2,887	8,521	8,531
Average ore grade: copper (%)		0.66	0.67	0.66	0.64	0.64	0.67	0.65
Copper concentrates produced (‘000 tonnes)		61.8	65.8	61.8	57.9	61.1	205.0	180.7
Average concentrate grade: copper (%)		31.1	30.5	29.8	31.1	31.0	30.5	30.6
Copper in concentrates (‘000 tonnes)		19.3	20.1	18.4	18.0	18.9	62.5	55.3
Palabora smelter/refinery
New concentrate smelted on site (‘000 tonnes)		58.5	67.3	57.7	59.6	61.4	199.4	178.7
New copper anodes produced (‘000 tonnes)		12.5	14.3	12.4	14.6	14.3	51.6	41.3
Refined new copper produced (‘000 tonnes)		13.8	15.1	12.0	13.8	14.7	54.3	40.5
By-products:
Magnetite concentrate (‘000 tonnes)		759	697	754	780	764	2,148	2,299
Nickel contained in products (tonnes)		29	11	18	15	15	84	48
Vermiculite plant
Vermiculite produced (‘000 tonnes)		48	50	54	46	51	146	151

DIAMONDS
Argyle Diamonds	100.0%
Western Australia
AK1 ore processed (‘000 tonnes)		1,465	1,972	1,726	2,009	1,790	2,661	5,525
AK1 diamonds produced (‘000 carats)		2,274	3,504	2,531	2,605	2,425	7,086	7,561
Diavik Diamonds	60.0%
Northwest Territories, Canada
Ore processed (‘000 tonnes)		186	364	388	522	626	995	1,536
Diamonds recovered (‘000 carats)		828	1,530	1,563	1,612	1,783	4,035	4,957
Murowa Diamonds	77.8%
Zimbabwe
Ore processed (‘000 tonnes)		39	66	88	109	100	201	297
Diamonds recovered (‘000 carats)		21	37	37	49	53	87	139

Rio Tinto percentage interest shown above is at 30 September 2010. The data represent full production and sales on a 100% basis unless otherwise stated.

	Rio Tinto	3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	interest	2009	2009	2010	2010	2010	2009	2010
IRON ORE & IRON

Rio Tinto Iron Ore

Pilbara Operations

Western Australia

Saleable iron ore production (‘000 tonnes):

Hamersley — Paraburdoo, Mount Tom Price, Marandoo, Yandicoogina, Brockman and Nammuldi	100.0%	30,353	30,050	25,510	25,712	30,334	76,758	81,555
Hamersley — Channar	60.0%	3,085	2,528	3,344	2,557	2,186	8,513	8,087
Hamersley — Eastern Range	(a )	2,636	2,349	2,473	2,354	2,182	6,969	7,008
Hope Downs	50.0%	6,037	5,687	8,108	8,104	7,108	14,947	23,319
Robe River — Pannawonica (Mesas J and A) (b)	53.0%	7,378	6,801	6,971	7,726	8,010	18,377	22,707
Robe River — West Angelas	53.0%	7,317	8,362	7,083	6,755	6,985	20,877	20,823

Total production (‘000 tonnes)		56,808	55,778	53,488	53,207	56,804	146,440	163,499

Total sales (‘000 tonnes) (c)		55,722	56,350	52,896	55,697	55,891	147,545	164,484

(a)	Rio Tinto owns 54% of the Eastern Range mine. Under the terms of the joint venture agreement, Hamersley Iron manages the operation and is obliged to purchase all mine production from the joint venture and therefore all of the production is included in Rio Tinto’s share of production.

(b)	Production at the Mesa A mine commenced in the first quarter of 2010.

(c)	Sales represent iron ore exported from Western Australian ports.

Iron Ore Company of Canada	58.7%
Newfoundland & Labrador and Quebec in Canada
Saleable iron ore production:
Concentrates (‘000 tonnes)		835	1,034	261	959	702	4,690	1,922
Pellets (‘000 tonnes)		1,429	3,107	2,923	2,930	3,181	5,013	9,034
Sales:
Concentrate (‘000 tonnes)		1,167	1,317	314	1,455	972	3,918	2,741
Pellets (‘000 tonnes)		2,086	3,307	2,676	2,996	2,406	5,703	8,078
Rio Tinto Brasil
Corumbá mine (a)	0.0%
Mato Grosso do Sul, Brazil
Saleable iron ore production (‘000 tonnes)		534	—	—	—	—	1,509	—
Sales (‘000 tonnes)		253	—	—	—	—	530	—

(a)	Rio Tinto sold its 100% interest in the Corumbá mine with an effective date of 18 September 2009. Production data are shown up to that date.

HIsmelt®	60.0%
Western Australia
Pig iron production (‘000 tonnes) (a)		—	—	—	—	—	—	—

(a)	In March 2009, Rio Tinto placed HIsmelt on an extended care and maintenance programme.

Rio Tinto percentage interest shown above is at 30 September 2010. The data represent full production and sales on a 100% basis unless otherwise stated.

	Rio Tinto	3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	interest	2009	2009	2010	2010	2010	2009	2010

SALT

Dampier Salt	68.4%
Western Australia
Salt production (‘000 tonnes)		2,532	1,744	1,737	2,134	1,630	6,812	5,501

TALC

Rio Tinto Minerals — talc	100.0%
Australia, Europe, and North America
Talc production (‘000 tonnes)		240	222	240	264	259	666	763

TITANIUM DIOXIDE FEEDSTOCK

Rio Tinto Iron & Titanium	100.0%
Canada and South Africa (a) (b)
(Rio Tinto share)
Titanium dioxide feedstock production (‘000 tonnes)		165	325	329	355	335	822	1,019

(a)	Quantities comprise 100% of Rio Tinto Fer et Titane and 50% of Richards Bay Minerals production until late 2009 when RBM concluded a Broad Based Black Economic Empowerment transaction. RTIT’s share of RBM production reflects a decrease from 50% to 37% with effect from 9 December 2009.

(b)	Ilmenite mined in Madagascar is being processed in Canada with effect from June 2009.

URANIUM

Energy Resources of Australia Ltd
Ranger mine	68.4%
Northern Territory, Australia
Production (‘000 lbs U3O8)		3,126	2,432	1,991	1,749	2,078	9,068	5,818
Rössing Uranium Ltd	68.6%
Namibia
Production (‘000 lbs U3O8)		2,391	2,475	1,948	2,088	1,974	6,676	6,011

Rio Tinto percentage interest shown above is at 30 September 2010. The data represent full production and sales on a 100% basis unless otherwise stated.

Forward-looking statements
This announcement includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.
All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding Rio Tinto’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products, production forecasts and reserve and resource positions), are forward-looking statements. These statements may generally, but not always, be identified by the use of words such as “anticipates”, “should”, “expects”, “estimates”, “believes”, “intends” or similar expressions.
Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding Rio Tinto’s present and future business strategies and the environment in which Rio Tinto will operate in the future. Among the important factors that could cause Rio Tinto’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, levels of actual production during any period, levels of demand and market prices, the ability to produce and transport products profitably, the impact of foreign currency exchange rates on market prices and operating costs, operational problems, political uncertainty and economic conditions in relevant areas of the world, the actions of competitors, activities by governmental authorities such as changes in taxation or regulation and such other risk factors identified in Rio Tinto’s most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) or Form 6-Ks furnished to, or filed with, the SEC. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the UK Listing Rules, the Disclosure and Transparency Rules of the Financial Services Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.
Nothing in this announcement should be interpreted to mean that future earnings per share of Rio Tinto plc or Rio Tinto Limited will necessarily match or exceed its historical published earnings per share.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorised.

Rio Tinto plc		Rio Tinto Limited
(Registrant)		(Registrant)

By	/s/ Ben Mathews	By	/s/ Ben Mathews

	Name Ben Mathews		Name Ben Mathews
	Title Secretary		Title Assistant Secretary

Date 19 October 2010		19 October 2010